SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Biolife Solutions Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

09062W105
(CUSIP Number)

Michael Rice, Chief Executive Officer 3303 Monte Villa Parkway, Suite 310 Bothell, Washington 98021 (425) 402-1400
(Name, address and telephone number of person authorized to receive notices and communications)

October 16, 2001
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 09062W105	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Thomas Girschweiler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and OO (See Item 4)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Swiss
NUMBER OF	7	SOLE VOTING POWER 18,256,552
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 18,256,552
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

At 6/30/12: 18,106,552 shares, consisting of:
    (a)  14,406,552 common shares
    (b)  3,000,000 warrants
    (c)  700,000 options**

At 6/30/13: 18,256,552 shares, consisting of:
    (a)  14,406,552 common shares
    (b)  3,000,000 warrants
    (c)  850,000 options

**Excludes unvested stock options

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) At 5/30/12: 24.6% At 5/15/13: 24.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09062W105	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

BioLife Solutions, Inc.
3303 Monte Villa Parkway, Suite 310
Bothell, Washington 98021
Common shares / CUSIP 09062W105

Item 2.	Identity and Background.

(a)	Name: Thomas Girschweiler (“Girschweiler”)
(b)	Business address: Wissmannstrasse 15, CH-8057, Zurich, Switzerland
(c)	Present occupation: Self-employed
(d)	Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d), in which the Reporting Person was convicted.
(e)
Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e), in which the Reporting Person was a party and was or is subject to a judgment, decree or final order.

(f)	Citizenship: Swiss

Item 3.	Source or Amount of Funds or Other Consideration.

PF and OO.  See Item 5.

Item 4.	Purpose of the Transaction.

The purpose of the purchases has been for long-term investment and appreciation.

Item 5.	Interest in Securities of the Issuer.

On April 10, 2000, Girschweiler purchased 400,000 units under a purchase agreement consisting of two shares of common stock and one warrant to purchase a share of common stock on or before March 31, 2001 for $1.25 per share. On September 28, 2000, Girschweiler received 40,000 shares of common stock for services as an adviser with respect to the sale of Issuer stock. As of September 28, 2000, Girschweiler held 778,060 shares of the Issuer, consisting of 538,060 common shares and 240,000 warrants.

On October 16, 2001, Girschweiler purchased Series F private placement units, consisting of Series F preferred shares convertible at any time into 1,380,000 shares of the Issuer’s common stock and Series F warrants, exercisable for an additional 690,000 common shares of the issuer at $0.375 per share through October 31, 2006.  As of October 16, 2001, Girschweiler held 2,848,060 shares of the Issuer, consisting of 538,060 common shares and 2,070,000 shares underlying the Series F preferred shares and warrants and 240,000 other warrants.

On March 19, 2002 Girschweiler received 1,000,000 warrants to purchase common stock at $0.08 per share through March 19, 2007 and on May 10, 2002 Girschweiler received 400,000 warrants to purchase common stock at $0.25 per share through May 10, 2007, relating to services as an adviser with respect to the Series F financing.  As of May 10, 2002, Girschweiler held 4,248,060 shares of the Issuer, consisting of 538,060 common shares, 2,070,000 shares underlying the Series F preferred shares and warrants, and 1,640,000 shares underlying other warrants.

On March 29, 2003, Girschweiler acquired 500,000 common share warrants to purchase common stock at $0.08 per share through March 29, 2008, relating the issuance of a 12-month promissory note evidencing a loan from Girschweiler to the Issuer.  On May 23, 2003, Girschweiler acquired 500,000 common share warrants to purchase common stock at $0.08 through May 23, 2008. As of May 23, 2003, Girschweiler held 5,248,060 shares of the Issuer, consisting of 538,060 common shares, 2,070,000 shares underlying the Series F preferred shares and warrants, and 2,640,000 common shares underling other warrants.

On January 15, 2004, Girschweiler purchased 10 Series G private placement units, consisting of Series G preferred shares convertible at any time into 3,125,000 shares of the Issuer’s common stock and Series G warrants exercisable for 3,125,000 common shares of the Issuer at $0.08 per share through October 31, 2013.  January 15, 2004, Girschweiler held 11,498,060 shares of the Issuer, consisting of 538,060 common shares, 2,070,000 shares underlying the Series F preferred shares and warrants, 6,250,000 shares underlying the Series G preferred shares and warrants and 2,640,000 common shares underling other warrants.

CUSIP No. 09062W105	SCHEDULE 13D	Page 4 of 6 Pages

On March 25, 2005, Girschweiler was granted a stock option exercisable at $0.08 for 250,000 common shares of the Issuer through March 25, 2015.  The options vested on March 25, 2006. As of March 25, 2005, Girschweiler held 11,498,060 shares of the Issuer, consisting of 538,060 common shares, 2,070,000 shares underlying the Series F preferred shares and warrants, 6,250,000 shares underlying the Series G preferred shares and warrants and 2,640,000 common shares underling other warrant, which excludes unvested stock options.

On April 14, 2006, Girschweiler acquired a total of 11,210,000 shares of the Issuer’s common stock by converting his Series F preferred stock and Series G preferred stock into common shares, and exercising the Series F, Series G and additional warrants and options for shares of the Issuer’s common stock, at an adjusted warrant exercise price of $0.04, pursuant to a plan approved by the Issuer’s Board of Directors to raise additional capital from the holders of its outstanding warrants and stock options at a reduced price of $0.04 per share in order to a) prevent further dilution by the issuance of additional securities to outsiders, and (b) to restructure the capitalization of the Company.  Also on April 14, 2006, Girschweiler acquired 2,241,826 common shares of the Issuer, purchased using proceeds of a cash dividend paid to the Issuer’s Series F and Series G preferred shareholders.  As of April 14, 2006, Girschweiler held 13,989,886 common shares of the Issuer.

On February 7, 2007, Girschweiler was granted a stock option exercisable at $0.08 for 250,000 common shares of the Issuer through February 6, 2017. The options vested on February 7, 2008. On February 13, 2007, Girschweiler acquired 416,666 common shares of the Issuer as compensation related to a Secured Multi-Draw Term Loan Facility Agreement in the amount of $2,000,000, with a maturity date of January 11, 2010.  As of February 13, 2007, Girschweiler held 14,406,552 common shares of the Issuer, consisting of 14,406,552 common shares, which excludes unvested stock options.

On February 27, 2009, Girschweiler was granted a stock option exercisable at $0.09 for 150,000 common shares of the Issuer through February 26, 2019.  The options vested on February 27, 2010. As of February 27, 2009, Girschweiler held 14,656,552 common shares of the Issuer, consisting of 14,406,552 common shares, and 250,000 stock options, which excludes unvested stock options.

On February 5, 2010, Girschweiler was granted a stock option exercisable at $0.01 for 150,000 common shares of the Issuer through February 4, 2020.  The options vested on February 5, 2011. On November 29, 2010, Girschweiler received warrants of the Issuer, exercisable for the purchase of 1,000,000 common shares of the Issuer through November 29, 2015, at an exercise price of $0.07 per share, in connection with an amendment to the Secured Multi-Draw Term Loan Facility Agreement.  As of November 29, 2010, Girschweiler held 15,806,552 shares of the Issuer, consisting of 14,406,552 common shares, 400,000 common stock options and 1,000,000 common share purchase warrants, which excluded unvested stock options.

On February 11, 2011, Girschweiler was granted a stock option exercisable at $0.08 for 150,000 common shares of the Issuer through February 10, 2021.  The options vested on February 11, 2012. On August 10, 2011, Girschweiler received warrants of the Issuer, exercisable for the purchase of 1,000,000 common shares of the Issuer through August 30, 2016, at an exercise price of $0.063 per share, in connection with an amendment to the Secured Multi-Draw Term Loan Facility Agreement.  As of August 10, 2011, Girschweiler held 16,956,552 shares of the Issuer, consisting of 14,406,552 common shares, 550,000 common stock options and 2,000,000 common share purchase warrants, which excluded unvested stock options.

On May 10, 2012, Girschweiler was granted a stock option exercisable at $0.08 for 150,000 common shares of the Issuer through May 9, 2022.  The options vested on May 10, 2013. On May 30, 2012, Girschweiler received warrants of the Issuer, exercisable for the purchase of 1,000,000 common shares of the Issuer through May 30, 2017, at an exercise price of $0.08 per share, in connection with an amendment to the Secured Multi-Draw Term Loan Facility Agreement.  As of May 30, 2012, Girschweiler held 18,106,552 shares of the Issuer, consisting of 14,406,552 common shares, 700,000 common stock options and 3,000,000 common share purchase warrants, which excluded unvested stock options.

Girschweiler has sole voting power and sole dispositive power in respect of the entirety of the number of shares indicated in Item 5, above.  There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Secured Convertible Multi-Draw Term Loan Facility Agreement dated January 11, 2008, between the Issuer and Thomas Girschweiler (1)

First Amendment to the Secured Convertible Multi-Draw Term Loan Facility Agreement dated October 20, 2008, between the Company, Thomas Girschweiler, and Walter Villiger (2)

Promissory Note dated October 20, 2008 issued by the Company to Thomas Girschweiler (3)

Second Amendment to the Secured Convertible Multi-Draw Term Loan Facility Agreement dated December 16, 2009, between the Company, Thomas Girschweiler and Walter Villiger (4)

CUSIP No. 09062W105	SCHEDULE 13D	Page 5 of 6 Pages

Promissory Note dated December 16, 2009 issued by the Company to Thomas Girschweiler (5)

Third Amendment to the Secured Multi-Draw Term Loan Facility Agreement dated November 29, 2010, between the Company, Thomas Girschweiler and Walter Villiger (6)

Promissory Note dated November 29, 2010 issued by the Company to Thomas Girschweiler (7)

Warrant to purchase 1,000,000 shares of the Company’s Common Stock, at $0.07 per share, issued to Thomas Girschweiler (8)

Fourth Amendment to the Secured Multi-Draw Term Loan Facility Agreement dated August 10, 2011, between the Company, Thomas Girschweiler and Walter Villiger (9)

Promissory Note dated August 10, 2011 issued by the Company to Thomas Girschweiler (10)

Warrant to purchase 1,000,000 shares of the Company’s Common Stock, at $0.063 per share, issued to Thomas Girschweiler (11)

Fifth Amendment to the Secured Multi-Draw Term Loan Facility Agreement dated May 30, 2012, between the Company, Thomas Girschweiler and Walter Villiger (12)

Promissory Note dated May 30, 2012 issued by the Company to Thomas Girschweiler (13)

Warrant to purchase 1,000,000 shares of the Company’s Common Stock, at $0.08 per share, issued to Thomas Girschweiler (14)

Item 7.	Material to be filed as Exhibits.

(1)	Incorporated by reference to the Company’s current report on Form 8-K filed January 14, 2008.
(2)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
(3)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
(4)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
(5)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
(6)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
(7)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
(8)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
(9)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.
(10)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.
(11)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.
(12)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.
(13)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.
(14)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 3012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed: June 20, 2013	By:	/s/ Thomas Girschweiler
Thomas Girschweiler